EXHIBIT 99.1

Endeavour Silver Releases its 2022 Sustainability Report; Reports on First Year of its Three Year Strategy

VANCOUVER, British Columbia, May 09, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK published its 2022 Sustainability Report, describing the Company’s progress in executing the first year of its 2022-2024 Sustainability Strategy.

A highlights video accompanies the report, featuring CEO, Dan Dickson, and CFO, Christine West, discussing the past year’s efforts and milestones.

Dan Dickson, CEO of Endeavour Silver, stated: “In 2022, we rolled up our sleeves to execute Year One of our new Sustainability Strategy. I’m pleased with how our team transformed Endeavour Silver’s commitments into real-life action, ‘walking the talk’ by continuing to embed ESG practices into our operations and driving positive impacts across the three pillars of our Sustainability Strategy - people, planet and business.”

2022 Performance Highlights
(All dollar amounts presented below are in U.S. dollars.)

People

  Achieved 0.87 reportable injury rate, a 28% decline from the prior year and continuing a four-year downward trend
  Improved our onboarding process to set up new hires for success, providing an average of 30 training hours for every employee and contractor
  Increased our community investments to $433,167, supporting local needs such as education, economic development, public health and infrastructure
  Marked the sixth anniversary of our Scholarship Program, with 155 scholarships awarded last year to enhance access to education for local students
  Awarded the ‘Socially Responsible Company’ distinction by the Mexican Center for Philanthropy

Planet

  Performed climate scenario analysis to assess potential climate-related risks and impacts, and prepared our first climate report aligned to the Task Force on Climate-related Financial Disclosures (TCFD) framework, entitled “Our Climate Journey”
  Recycled over 90% of water used in our operations, minimizing our use of fresh water
  Diverted 78% of our overall waste from landfills
  Planted 61,905 trees through our reforestation program to restore land disturbed by mining activity

Business

  100% of our employees completed training on our Code of Business Conduct and Ethics
  Set a target of achieving at least 30% representation of women on the Board by the Company’s 2023 annual meeting of shareholders
  Strengthened our commitment to human rights by launching a Human Rights Policy along with specialized training for our workforce
  Spent $220 million on goods and services, 90% of which was from within Mexico
  Updated all corporate governance policies and expanded our Sustainability Policy to include new Board responsibilities related to climate change and more coverage of Environmental, Social and Governance (ESG) topics

Entitled “Enriched By Our Past, Engaged In Our Future”, the Company’s 10th Sustainability Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) framework, as well as with reference to the United Nations Sustainable Development Goals (SDGs). A Spanish version of the 2022 Sustainability Report will be available online during Q3, 2023.

The 2022 Sustainability Report and related performance tables are available on Endeavour’s website. Earlier this year, Endeavour released its inaugural climate report, entitled “Our Climate Journey”, highlighting the Company’s approach to climate change and aligning with the recommendations of the TCFD.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing construction of the Terronera project and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger,
Vice President of Investor Relations
Tel: (877) 685 - 9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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